FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated May 03, 2004

News Release dated May 05, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: May 05, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

May 05, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated May 03, 2004

News Release dated May 05, 2004

cc:

AMS Homecare and University of Connecticut Sign License Agreements For Implantable Biosensor Technologies

VANCOUVER, May 3, 2004 - AMS Homecare Inc. (AHC: tsx-v) (http://www.amshomecare.com) today announced the signing and closing of two License Agreements with the University of Connecticut.

The technologies are:

-

An implantable sensor that resides within the human body to monitor and report key physiological functions such as heart and blood related functions and activities (Telemetry Technology).

-

A coating technology to prevent the human body from dampening the transmission of or entirely rejecting the implantable sensor.

The Two Licenses grant - subject to the terms of the Agreements - an exclusive world wide license to develop, make, have made, use, sell, offer to sell, lease, offer sublicenses, and import licensed products in the field of implantable sensors related to patient monitoring.

Annual Fees and Royalties are to be paid by the Company for the duration of the patents, with the first fees due in approximately 30 days.

Industry research indicates the market potential for implantable biosensors is potentially explosive, as it can mitigate the need for expensive diagnostic tests and has the potential to serve as an early-warning signal for significant health-related issues.  However, their commercialization is not yet imminent as additional research and testing must be completed.  Management believes this line of biosensor technology has the potential to become a significant part of Company operations in the future.

This press release is available on the Agoracom.com on-line investor relations site for investor commentary, feedback and questions.  Investors are asked to visit http://www.agoracom.com and view the "AMS Homecare" Information and Contact Forum.  Alternatively, investors can e-mail their questions directly, or asked to be added to the company's investor e-mail list at AHC@Agoracom.com

About University of Connecticut

http://www.uconn.edu

The University of Connecticut was founded in 1881. The University main campus is in Storrs plus five regional campuses at Avery Point, Hartford, Stamford, Torrington and Waterbury. Together with the undergraduate programs, the University consists of the School of Law, the School of Social Work; the Health Center in Farmington housing the School of Medicine, School of Dental Medicine, graduate programs in health and the bio-sciences, and the John Dempsey Hospital. The University of Connecticut is a Land Grant and Sea Grant College and Space Grant consortium institution. It is ranked as the top public institution in New England and in the top 25 public institutions nationally, by U.S. News & World Report.

About AMS Homecare Inc  http://www.amshomecare.com

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment and medical products that are recognized for their innovation, quality and style. With a base of 300 dealer customers in Canada, the Company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

This release may contain forward-looking statements with risks and uncertainties that may cause the actual results to differ materially from those intended or anticipated by this Company.  The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

AMS Homecare Inc.

Mr. Daryl Hixt, Corporate Communication

Telephone:

604-273-5173 ext 121

Facsmile:

604-273-9312

Email:

ir@amshomecare.com

Agora Investor Relations Corp.

Web:

http://www.agoracom.com (Please View “AMS Homecare” Forum)

E-mail  AHC@agoracom.com

Press Release

SOURCE: AMS Homecare Inc.

AMS Homecare Receives DIN Numbers From Health Canada For New Snap-Stiks Products

VANCOUVER, May 5, 2004 - AMS Homecare Inc. (AHC: tsx-v) (http://www.amshomecare.com)  is pleased to report that Health Canada has approved the company’s applications for the issuance of the Drug Identification Numbers (DIN) for both Snap-Stiks Senior’s Foot Fungus Relief Swabs and Snap-Stiks Athelete’s Foot Relief Swabs.  This approval will allow the company to initiate marketing for both Snap-Stiks products throughout Canada.

The Drug Identification Number (DIN) is the number located on the label of prescription and over-the-counter drug products that have been evaluated by the Therapeutic Products Directorate (TPD).  Once a drug has been approved, the Therapeutic Products Directorate issues a DIN and permits the manufacturer to market the drug in Canada.

PATENTED LIQUID FILLED COTTON SWAB TECHNOLOGY MARKETED UNDER "SNAP-STIKS"

As previously announced in 2003, AMS signed a three-year agreement with Swabplus Canada for the license of Swabplus's patented liquid filled cotton swab technology for private labelling. As a result of this agreement, AMS plans to distribute a wide range of products that incorporate the technology for the global market.  Each of those products will be distributed under the AMS Homecare brand name "Snap-Stiks", thus providing the company with both revenue and branding opportunities on a global scale.

This press release is available on the Agoracom.com on-line investor relations site for investor commentary, feedback and questions.  Investors are asked to visit http://www.agoracom.com and view the "AMS Homecare" Information and Contact Forum.  Alternatively, investors can e-mail their questions directly, or asked to be added to the company's investor e-mail list at AHC@Agoracom.com

About AMS Homecare Inc  http://www.amshomecare.com

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment and medical products that are recognized for their innovation, quality and style. With a base of 300 plus dealer customers in Canada, the Company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

This press release is available on the Agoracom.com on-line investor relations site for investor commentary, feedback and questions. Investors are asked to visit http://www.agoracom.com and view the "AMS Homecare" Information and Contact

Forum. Alternatively, investors can e-mail their questions directly, or asked to be added to the company's investor e-mail list at AHC@Agoracom.com

This release may contain forward-looking statements with risks and uncertainties that may cause the actual results to differ materially from those intended or anticipated by this Company.  The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

AMS Homecare Inc.

Mr. Daryl Hixt, Corporate Communication

Telephone:

604-273-5173 ext 121

Facsmile:

604-273-9312

Email:

ir@amshomecare.com

Agora Investor Relations Corp.

Web:

http://www.agoracom.com (Please View “AMS Homecare” Forum)

E-mail  AHC@agoracom.com